Exhibit 5.1

[Letterhead of Morrison & Foerster LLP]

December 21, 2007

TransMontaigne Partners L.P.
1670 Broadway, Suite 3100
Denver, Colorado 80202

Ladies and Gentlemen:

At your request, we have examined the Registration Statement on Form S-8 to be filed by TransMontaigne Partners L.P., a Delaware limited partnership (the “Partnership”), with the Securities and Exchange Commission (the “Commission”) on December 21, 2007 (the “Registration Statement”), in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offering and sale of 291,790 common units representing limited partner interests in the Partnership (the “Units”) available for issuance under the TransMontaigne Services Inc. Long-Term Incentive Plan (the “Plan”).

As counsel to the Partnership, we have examined the proceedings taken by the Partnership in connection with the offering of an aggregate of 291,790 Units for issuance under the Plan.  For purposes of the opinion rendered below, we have assumed that in connection with the issuance of the Units under the Plan, the Partnership will receive the full consideration stated in the Plan for each Unit and that such consideration in respect of each Unit includes payment of cash or other lawful consideration.  In addition, to the extent that any of such Units are newly issued, we have assumed that such Units have been duly authorized by the Board of Directors of TransMontaigne GP L.L.C., a Delaware limited liability company and the general partner of the Partnership or a duly constituted and acting committee thereof as provided in and in accordance with the Plan.  We have also assumed that all signatures on documents examined by us are genuine, that all documents submitted to us as originals are authentic and complete, that all documents submitted to us as copies are true and correct copies of the originals thereof and that all information submitted to us was accurate and complete.

On the basis of the foregoing, and subject to the assumptions, limitations and qualifications set forth herein, we are of the opinion that upon issuance and delivery of the Units from time to time pursuant to and in accordance with the terms of the Plan for the consideration established by the Plan and otherwise pursuant to and in accordance with the terms and conditions of the award of such Units, such Units will be validly issued in accordance with the Partnership Agreement, and will be fully paid and nonassessable.

The foregoing opinion is based on and is limited in all respects to federal laws and the Delaware Revised Uniform Limited Partnership Act, and we render no opinion with respect to the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Morrison & Foerster LLP

Morrison & Foerster LLP